Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

October 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Jeffrey Gabor

Re:	Coherus BioSciences, Inc.

Registration Statement on Form S-3 (Registration No. 333-220590)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Coherus BioSciences, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 16, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Coherus BioSciences, Inc.

By:	/s/ Dennis M. Lanfear
Dennis M. Lanfear
President and Chief Executive Officer